Filed Pursuant to Rule 253(g)(2)
File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 12 DATED JULY 23, 2018
TO THE OFFERING CIRCULAR DATED DECEMBER 26, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 26, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset additional debt financing.

Asset Additional Debt Financing

Initial Acquisition of Controlled Subsidiary Investment – Enclave at Lake Ellenor JV, LLC

On November 30, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Enclave at Lake Ellenor JV, LLC (the “RSE REM Controlled Subsidiary”), for an initial purchase price of $7,650,000, which was the initial stated value of our equity interest in the RSE REM Controlled Subsidiary (the “RSE REM Investment”). The RSE REM Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 296 units located at 2100 W Oak Ridge Road in Orlando, FL (the “Enclave at Lake Ellenor”). The closing of both the initial RSE REM Investment and Enclave at Lake Ellenor occurred concurrently. The RSE Jacksonville Controlled Subsidiary is managed by the principals of American Landmark Jax2 Management LLC (“American Landmark”). Pursuant to the agreements governing the RSE REM Investment (the “RSE REM Operative Agreements”), our consent is required for all major decisions regarding any properties owned by the RSE REM Controlled Subsidiary, including the Lake Ellenor Property. The investment strategy for the property was to: 1) renovate exterior common areas and interior unit finishes; 2) subsequently, increase rents; and, 3) pursue additional fee-income where feasible.

Incremental Debt Financing

Enclave at Lake Ellenor was acquired for a purchase price of approximately $26,200,000. At an additional cost of approximately $2,200,000, American Landmark has completed the underwritten value-add plan. The interior-unit renovations included kitchen countertops, cabinets, lighting, faucets, black appliance package, plank flooring in wet areas and throughout the units’ main area, curved shower rods, bathroom cabinets, faucets, lighting and faux wood blinds.

As of June 30, 2018, occupancy was 95.3% and average monthly in-place rent was $1,043 per unit. As of June 30, 2018, trailing 12-month net operating income (“NOI”) had increased 24% compared to the trailing 12-month performance prior to acquisition.

At the initial closing, Key Bank and Fannie Mae provided a $19,676,000 senior secured loan to finance the acquisition and renovation of the property, with a 12/1/26 maturity date and a 4.46% fixed interest rate (the “Ellenor Senior Loan”). On July 13, 2018, Key Bank and Fannie Mae provided a $7,474,000 supplemental loan (the “Ellenor Supplemental Loan”) that is coterminous with the initial loan and has a 5.59% fixed interest rate. As of July 13, 2018, the combined loan balance is $27,150,000 and the loan-to-value ratio based on a lender-engaged appraisal is 74%. The appraisal value of $36,600,000 represents a 40% increase in value compared to the $26.2 million purchase price.

Distribution from Enclave at Lake Ellenor JV, LLC

As a result of the Ellenor Supplemental Loan, we have received a cash distribution of approximately $5,575,000.